Exhibit 99.1

Quipt Home Medical Announces Commitment Letter for $80 Million of Senior Credit Facilities to Fund Future Growth

Senior Credit Facilities would Significantly Bolster Balance Sheet Flexibility

Cincinnati, Ohio – August 15, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce it has received a binding commitment letter from CIT Bank, N.A. (“CIT”), a division of First-Citizens Bank & Trust Company, that CIT will commit to provide 100% of the senior secured credit facilities in the aggregate amount of up to $80,000,000 (to be comprised of a term loan facility in an aggregate principal amount of up to $5,000,000, a delayed draw term loan facility in an aggregate principal amount of up to $55,000,000 and a revolving credit facility in an aggregate principal amount of up to $20,000,000 (collectively, the “Proposed Senior Credit Facilities”)). The Senior Credit Facilities would be evidenced by an Amended and Restated Credit and Guaranty Agreement, which will amend and restate the Credit Agreement dated September 18, 2020 between Quipt (and certain subsidiaries) and CIT (and other lenders). The primary use of proceeds of the loans made under the Proposed Senior Credit Facilities will be used to finance potential future acquisitions and general working capital purposes. Closing is anticipated to occur within 30 days.

Commentary

“We are very appreciative of the continued support from CIT as we continue to execute on our aggressive growth strategy. The commitment letter from CIT for up to $80 million of senior credit facilities is a major milestone which paves the way for us to accelerate our acquisition approach across all three tiers of our well-defined strategy. As always, we will continue to remain extremely disciplined with our capital allocation strategy maintaining a very healthy balance sheet with a conservative leverage structure,” said Greg Crawford, Chairman and CEO of Quipt. “Furthermore, we believe that the senior credit facilities further validate the strength of our business model which is yielding robust financial and operating results and will provide us the flexibility needed to be very agile as opportunities arise. The recent elimination of the outstanding convertible debentures, coupled with this commitment letter put us in a very strong position as we look at the next stage of growth through 2022 and beyond.”

Chief Financial Officer, Hardik Mehta added, “Our finance team has worked extremely diligently with the team at CIT to pursue this well-timed significant credit facility amendment. The commitment to provide us with senior credit facilities of up to $80 million with an attractive cost of capital, provides the Company with greatly enhanced financial flexibility and further strengthens our financial position to ensure our ability to continue to execute on our growth strategy and enhance long term shareholder value. Importantly, pursuant to the commitment letter, we will have the ability to solicit the lenders to expand the senior credit facilities beyond the initial $80 million commitment, as we continue to significantly grow the business in the future. The additional funding will be critical in our ability to move quickly and capitalize on the many attractive opportunities at our doorstep. Having completed 17 acquisitions since 2018, I am very confident that our robust acquisition program will continue to be a major driver of our future financial success and we expect meaningful progress on this front over the coming months.”

CIT Bank will act as the administrative agent and as the sole lead arranger and sole book runner for the Proposed Senior Credit Facilities. The Proposed Senior Credit Facilities remain subject to certain pre-disbursement conditions and satisfaction of other customary conditions precedent.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

ABOUT CIT

CIT is a division of First Citizens Bank, the largest family-controlled bank in the United States. Parent company, First Citizens BancShares, Inc. (NASDAQ: FCNCA) has more than $100 billion in assets. The company's commercial banking segment brings a wide array of best-in-class lending, leasing and banking services to middle-market companies and small businesses from coast to coast. First Citizens also operates a nationwide direct bank and a network of more than 600 branches in 22 states, many in high-growth markets. Discover more at cit.com/firstcitizens.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: timing and closing of the Proposed Senior Credit Facilities; and Quipt’s acquisition pipeline and pace and timing of any further acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: all of the conditions to closing of the Proposed Senior Credit Facilities being satisfied or waived, including, without limitation, CIT, as the sole lead arranger and sole book runner for the Proposed Senior Credit Facilities, successfully syndicating the Proposed Senior Credit Facilities; and the Company successfully identifying, negotiating and completing additional acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com